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              	     SECURITIES AND EXCHANGE COMMISSION
 			                      Washington, DC 20549


                        				SCHEDULE 13D
		             Under the Securities Exchange Act of 1934


                  		    (Amendment No. 1 )*

               			  Workingmens Capital Holdings, Inc.
			                     (Name of Issuer)
				                      Common Stock
			              (Title of Class of Securities)

                     				  981382104
			                     	(CUSIP Number)

     	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	            115 South Jefferson Road, Whippany, NJ 07981
 			                     (201) 739-2202
           		(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      				September 3, 1996
       	(Date of Event which Requires Filing of this Statement)


    	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

    	Check the following box if a fee is being paid with this statement
[   ] . (A fee is not required only if the reporting person:  1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP NO.  981382104

                            				13D


       	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO. INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                           								(a) [  ]
						                                           		(b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	       ITEMS 2(d)(e):
								                                               [  ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                 		7       SOLE VOTING POWER:

                        		        144,385

	                 	8       SHARED VOTING POWER:

                               			-0-

	                 	9       SOLE DISPOSITIVE POWER:

                               			144,385

	                	10      SHARED DISPOSITIVE POWER:

                               			-0-

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	                               	144,385

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
                                             								  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                             			8.0

14      TYPE OF REPORTING PERSON*:
	       BD

               			See Instructions Before Filling Out!





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                   			Schedule 13D Amendment No. 1


     This statement constitutes Amendment No. 1 to the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of Working-mens Capital Corp., Inc. (the "Issuer").

 Item 3:  Source and Amount of Funds or Other Consideration

    	The aggregate amount of funds used in making the purchases of 52,500 shares of Common Stock of the Issuer referred to in Item 5(c) hereof was approximately $1,115,625.00.


Item 5:  Interest in Securities of the Issuer (as of 9/6/96)*

	(a)	The responses of Bear Stearns to Rows (11) through (13) of the
   		cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any Common Stock of the Issuer.

	(b)	The responses of Bear Stearns to Rows (7) through (10) of the
   		cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference.

	(c)	Since the date of its initial filing on Schedule 13D, Bear
   		Stearns has effected transactions in the Common Stock of the Issuer. The details of these transactions are set forth in
     Appendix I attached hereto.

	(d)	Not Applicable.

	(e)	*Since the date of its initial filing on July 17, 1996 through
		   September 3, 1996, Bear Stearns purchased an additional 27,500
		   shares of Workingmens Capital Holdings, Inc.  Accordingly, Bear
		   Stearns increased its beneficial ownership by more than one full
		   percentange point of the Common Stock of the Issuer on September
		   3, 1996.  Further, on September 6, 1996, Bear Stearns purchased
		   an additional 25,000 shares increasing its beneficial ownership by
		   another one full percentage point of the Common Stock of the Issuer.











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Signature:

    	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated:  September 10, 1996                         BEAR, STEARNS & CO. INC.


                                           					By:    /s/
					                                             	Barry Cohen
				                                             		Senior Managing Director

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                            APPENDIX III
		                          BEAR, STEARNS & CO. INC.


		                          Workingmens Capital Holdings, Inc.
		                          Trading from 7/18/96 through 9/6/1996

  DATE 	 QUANTITY     	DESCRIPTION	                 PRICE / ENTRY AMOUNT

 9/6/96	 25,000	 Workingmens Capital Holdings, Inc.	21.3125	  532,812.50
 9/3/96	  6,000	 Workingmens Capital Holdings, Inc.	21.1250   126,750.00
 9/3/96	  6,500	 Workingmens Capital Holdings, Inc.	21.1250   137,312.50
 8/29/96	10,000  Workingmens Capital Holdings, Inc.	21.2500  	212,500.00
 8/16/96	 5,000	 Workingmens Capital Holdings, Inc.	21.0000   105,000.00